

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2021

Jerry Katzman
Chief Executive Officer
RetinalGenix Technologies Inc.
1450 North McDowell Boulevard, Suite 150
Petaluma, CA 94954

>   **Re: RetinalGenix Technologies Inc.**
>   **Amendment No. 1 to Draft Registration Statement on Form S-1**
>   **Submitted June 28, 2021**
>   **CIK No. 0001836295**

Dear Mr. Katzman:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Description of Securities
Series F Preferred Stock, page 32

1.   Please revise your disclosure in this section to disclose the results of the review performed by the current board of directors of the company of the January 2018 share issuance to Halo as discussed in Note D to the financial statements, including any action that the company might take based on the results of such review.

Sublicense Agreement with Sanovas Ophthalmology LLC, page 36

2.   We note your response to prior comment 6. Please disclose how many patents and patent applications compose the Licensed IP to which you refer in this section. Please also revise

your disclosure to provide the definition for Last Valid Claim.

<u>Management's Discussion and Analysis of Fianancial Condition and Results of Operations, page 37</u>

3. Please revise your disclosure to quantify each of the factors noted for the change in your administrative expenses. In this regard, you noted that the increase related to executive payroll and related expenses, marketing and corporate legal, accounting and auditing expenses.

<u>Signatures, page 55</u>

4. We note your response to prior comment 9; however, we note that Mr. Gould is still listed as Chief Science Officer on the signature page. Please revise.

You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Ada D. Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard Friedman, Esq.